Exhibit 99.1

CONFORMED COPY

DATED as of 23 September 2004

UNITED BISCUITS GROUP (INVESTMENTS) LIMITED
(FORMERLY BLADELAND LIMITED)
as the Parent and as Obligors’ Agent

DEUTSCHE BANK AG LONDON
as Agent

DEUTSCHE BANK AG LONDON
as Documentation Agent

DEUTSCHE BANK AG LONDON
as Security Agent

Seventh Supplemental Agreement relating to a £535,000,000 term loans and £90,000,000 revolving credit facilities agreement dated
14 December 1999 as amended, supplemented and/or restated on
14 January 2000, 16 January 2000, 28 April 2000, 12 April 2001,
9 April 2003, 1 March 2004 and 16 September 2004

SHEARMAN & STERLING LLP
London

CONTENTS

Clause

1.	DEFINITIONS AND INTERPRETATION

2.	AMENDMENTS TO SENIOR FACILITIES AGREEMENT

3.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

4.	MISCELLANEOUS

5.	COUNTERPARTS

SCHEDULE 1

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THIS SUPPLEMENTAL AGREEMENT is made on 23 September 2004

BETWEEN:

(1)                                  UNITED BISCUITS GROUP (INVESTMENTS) LIMITED (FORMERLY BLADELAND LIMITED), a company incorporated in England and Wales with registration number 3877866 having its registered office at Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE (as the “Parent” and as the “Obligors’ Agent” pursuant to Clause 5.4 of the Original Senior Facilities Agreement (defined below));

(2)                                  DEUTSCHE BANK AG LONDON as Agent;

(3)                                  DEUTSCHE BANK AG LONDON as Documentation Agent; and

(4)                                  DEUTSCHE BANK AG LONDON as Security Agent.

WHEREAS:

(A)                              This Supplemental Agreement amends, supplements and restates a senior facilities agreement dated 14 December 1999 between, inter alios, the Obligors named therein and Deutsche Bank AG London as Sole Book Runner, Security Agent and Agent as amended, supplemented and/or restated on 14 January 2000, 16 January 2000, 28 April 2000, 12 April 2001, 9 April 2003, 1 March 2004 and 16 September 2004 (the “Original Senior Facilities Agreement”) pursuant to which the Lender made available to the Borrowers term loans and a revolving credit facility.

(B)                                Deutsche Bank AG London in its capacity as Agent has agreed with the Parent and the Obligors’ Agent to enter into this Supplemental Agreement in order to amend and restate the Senior Facilities Agreement in the manner set out below.

NOW IT IS HEREBY AGREED:

1.                                      DEFINITIONS AND INTERPRETATION

1.1           Definitions:  In this Supplemental Agreement:

(a)                                  the following expressions shall have the following meanings:

“Effective Date” means the date of this Supplemental Agreement;

“Restated Senior Facilities Agreement” means the Original Senior Facilities Agreement as amended, supplemented and restated by this Supplemental Agreement, in the form set out in Schedule 1 hereto; and

(b)                                 words and expressions defined in the Restated Senior Facilities Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

1.2                                 Interpretation:  The provisions of Clauses 1.2 and 1.3 of the Restated Senior Facilities Agreement setting out principles of construction applicable to the Restated Senior Facilities Agreement shall also apply in the interpretation hereof as if expressly set out in full herein but as if each reference to this “Agreement” is a reference to this Supplemental Agreement.

2.                                      AMENDMENTS TO SENIOR FACILITIES AGREEMENT

2.1           The parties hereto agree that the Original Senior Facilities Agreement shall be amended, supplemented and restated so that it shall be read and construed for all purposes as set out in Schedule 1.

2.2                                 As from the Effective Date, this Supplemental Agreement shall be deemed to be incorporated in the Original Senior Facilities Agreement and references to the “Senior Facilities Agreement” shall be construed as a reference to the Original Senior Facilities Agreement amended, supplemented and restated by this Supplemental Agreement.

2.3                                 This Supplemental Agreement will constitute a Senior Finance Document.

2.4                                 Save as amended, supplemented and restated by this Supplemental Agreement, the Senior Facilities Agreement and the other Senior Finance Documents remain in full force and effect.

2.5                                 The Agent enters into this Supplemental Agreement on behalf of all the existing Lenders pursuant to Clause 33.1 (Modifications) of the Original Senior Facilities Agreement.

2.6                                 For the avoidance of doubt, the undertakings given by the Parent in Clause 10 of the Sixth Supplemental Deed shall remain in full force and effect.

3.                                      CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Supplemental Agreement.

4.                                      MISCELLANEOUS

Clauses 18 (Fees, Expenses and Stamp Duties), 28 (Notices), 29 (No Implied Waivers), 30 (Invalidity of any Provision) and 35 (Governing Law and Submission to Jurisdiction) of the Original Senior Facilities Agreement shall be deemed incorporated in this Supplemental Agreement (with such conforming amendments as the context requires) as if set out in full in this Supplemental Agreement.

5.                                      COUNTERPARTS

This Supplemental Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same document.

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AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first above written.

For and on behalf of
Deutsche Bank AG London
in its capacity as Agent, Security Agent and Documentation Agent

Signed:	PETE DAVIS	Signed:	CRAIG HOEPFL

Name:	PETE DAVIS	Name:	CRIAG HOEPFL

Date:	23 September 2004	Date:	23 September 2004

For and on behalf of
United Biscuits Group (Investments) Limited
as Parent and Obligors’ Agent

Signed:	MARK OLDHAM

Name:	MARK OLDHAM

Date:	23 September 2004

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SCHEDULE 1

Restated Senior Facilities Agreement

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